Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

March 21, 2018

Via EDGAR

Sumeera Younis

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Registration Statement on Form N-2 Filed March 21, 2018

Dear Ms. Younis:

On behalf of Solar Senior Capital Ltd. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on March 21, 2018 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in Post-Effective Amendment No. 4 to the Company’s registration statement on Form N-2 (File No. 333-194774) (“Amendment No. 4”), filed with the Commission on October 5, 2017 and declared effective on October 11, 2017, except for (i) revisions reflecting the material developments relating to the Company since the effective date of Amendment No. 4 and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2017, together with disclosure relating thereto.

If you have any questions or additional comments concerning the foregoing, please contact Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc: Vlad M. Bulkin

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.